UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number: 000-50113

GOLAR LNG LIMITED
(Translation of registrant's name into English)

2nd Floor S.E. Pearman Building 9 Par-la-Ville Road Hamilton HM 11 Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is the Operating and Financial Review for the three months ended March 31, 2015 and the unaudited condensed consolidated interim financial statements of Golar LNG Limited (the "Company" or "Golar") as of and for the three months ended March 31, 2015.

Exhibit

The following exhibit is filed as part of this report on Form 6-K:

4.1	Time charter party dated May 27, 2015 between Golar Grand Corporation and Golar Trading Corporation.

The information contained in this Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's registration statement on Form F-3 ASR (File no. 333-196992), which was filed with the U.S. Securities and Exchange Commission on June 24, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG LIMITED
(Registrant)

Date: August 13, 2015	By:	/s/ Brian Tienzo
	Name:	Brian Tienzo
	Title:	Principal Financial and Accounting Officer
Golar Management Ltd. (Principal Financial Officer)

Exhibit 99.1

UNAUDITED CONDENSED INTERIM FINANCIAL REPORT

Forward Looking Statements

This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words "believe", "anticipate", "intend", "estimate", "forecast", "project", "plan", "potential", "will", "may", "should", "expect", and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available for third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to the important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include among other things:

•
changes in liquefied natural gas, or LNG, carrier, floating storage and regasification unit, or FSRU, and floating liquefaction natural gas vessel, or FLNGV, market trends, including charter rates, ship values and technological advancements;

•
changes in our ability to retrofit vessels as FSRUs and FLNGVs, our ability to obtain financing for such conversions on acceptable terms or at all, and the timing of the delivery and acceptance of such converted vessels;

•	changes in the supply of or demand for LNG or LNG carried by sea;

•	changes in the supply of and demand for LNG carriers, FSRUs and FLNGVs;

•	a material decline or prolonged weakness in rates for LNG carriers or FSRUs;

•	changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs or FLNGVs;

•	changes in the supply of or demand for natural gas generally or in particular regions;

•	changes in our relationships with major chartering parties;

•	changes in the availability of vessels to purchase, the time it takes to construct new vessels, or vessels’ useful lives;

•	failure of shipyards to comply with delivery schedules on a timely basis or at all;

•	our ability to integrate and realize the benefits of acquisitions;

•	changes in our ability to sell vessels to Golar LNG Partners LP, or "Golar Partners";

•	changes in our relationship with Golar Partners;

•	changes to rules and regulations applicable to LNG carriers, FSRUs or FLNGVs;

•	actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs or FLNGVs to various ports;

•	our inability to achieve successful utilization of our expanded fleet and inability to expand beyond the carriage of LNG;

•	increases in costs, including, among other things, crew wages, insurance, provisions, repairs and maintenance;

•	changes in general domestic and international political conditions, particularly where we operate;

•	changes in our ability to obtain additional financing on acceptable terms or at all;

•	continuing turmoil in the global financial markets; and

•
other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Securities and Exchange Commission, or the Commission, including our most recent annual report on Form 20-F.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements.

All forward-looking statements included in this report are made only as of the date of this report and, except as required by law, we assume no obligation to update any written or oral forward-looking statements made by us or on our behalf as a result of new information, future events or other factors. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made.

The following is a discussion of our financial condition and results of operations for the three months ended March 31, 2015 and 2014. Unless otherwise specified herein, references to "the Company", "we", "us", and "our", refer to Golar LNG Limited and its subsidiaries. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to management's discussion and analysis of financial condition and results of operation, please see our annual report on Form 20-F for the year ended December 31, 2014, which was filed with the Commission, on April 30, 2015.

Overview

Together with our affiliate, Golar Partners, we are a leading independent owner and operator of LNG carriers and FSRUs.  Collectively, our fleet is comprised of nineteen LNG carriers and six FSRUs. As of August 13, 2015, we have an ongoing  newbuilding commitment for the construction of an FSRU, Golar Tundra, with a scheduled delivery of December 2015. In July 2015, we placed an order for a further FSRU newbuild with Samsung Heavy Industries Co Ltd expected to be delivered in the last quarter of 2017. In addition, we have entered into agreements for the conversion of two LNG carriers, the Hilli and Gimi, to FLNGVs, with estimated deliveries by 2017 through to early 2018. In July 2015, we also entered into an agreement for the conversion of the LNG Carrier the Gandria to an FLNGV. The estimated delivery for the Gandria has not yet been determined.

Our vessels provide or have provided LNG shipping, storage and regasification services to leading players in the LNG industry including BG Group plc or BG Group, ENI S.p.A, Petrobras Brasileiro S.A., Dubai Supply Authority, PT Pertamina (Pesero) and many others.

Our business is focused on providing highly reliable, safe and cost efficient LNG shipping and FSRU operations. We are seeking to further develop our business in other midstream areas of the LNG supply chain with particular emphasis on innovative floating liquefaction solutions.

Recent and other developments

On January 8, 2015, we completed our secondary offering of 7,170,000 common units held in Golar Partners. The offering generated net proceeds of approximately $207.0 million which are to be used to fund a portion of the recently announced contract with Keppel Shipyard Limited or ("Keppel") to convert one of our first generation LNG carriers, the Gimi, into a FLNGV.

On January 16, 2015, we were awarded two time charters by Nigeria LNG Ltd to employ the Golar Frost and Golar Crystal. The employment of both vessels under these contracts commenced in January 2015 and will continue for a duration of approximately twelve months for each vessel.

On January 20, 2015, we completed a sale of our equity interests in the companies that own and operate the Golar Eskimo to Golar Partners for the price of $390.0 million for the vessel (including charter) less the assumed $162.8 million of bank debt plus other purchase price adjustments. The sale generated a gain on disposal of $103.6 million but is subject to a purchase price adjustment relating to certain post-closing adjustments to working capital. Golar Partners financed the remaining purchase price by using $7.2 million cash on hand and the proceeds of a $220 million loan from us. The loan from us has a two year term with interest chargeable at LIBOR plus a blended margin of 2.84%.

We also entered into an agreement with Golar Partners pursuant to which we paid Golar Partners an aggregate amount of $22.0 million between January 2015 and June 2015 for the right to use the Golar Eskimo and the right to receive any fees and any hire received under the ten-year time charter with the Government of the Hashemite Kingdom of Jordan between January 2015 and June 2015. Under the agreement, we received all revenues earned from the vessel during this period, including those in connection with the 20-day voyage charter in early May 2015 for the collection of the vessel's commissioning cargo.

We took delivery of the LNG carriers the Golar Snow and the Golar Kelvin in January 2015 and the Golar Ice in February 2015. Upon delivery, these vessels were then sold under a sale and leaseback agreement to special purpose vehicles of ICBC Finance Leasing Co. Ltd. For more information on these sale and leaseback arrangements, please see notes 8 and 14 of our unaudited condensed consolidated interim financial statements as of and for the three months ended March 31, 2015 included herein.

In February 2015, we completed the sale of the LNG carrier, the Golar Viking, to PT Perusahaan Pelayaran Equinox, or Equinox, at a sale price of $135 million, of which $2 million was paid in cash and the remainder was paid through the assumption of $133 million of debt associated with the vessel, with a loss on disposal of $5.8 million. We provided bridging loan facilities to Equinox to fund the majority of the purchase.

In February 2015, Golar Partners exercised its option requiring us to charter in the Golar Grand for the period from February 16, 2015 to October 31, 2017 at approximately 75% of the hire rate previously paid by BG Group.

In February 2015, Mr. Doug Arnell stepped down as CEO of Golar and was succeeded by Gary Smith, who was previously CEO of Golar from April 2006 until July 2009.

In February 2015, we appointed Mr. Daniel Rabun, Mr. Carl Steen and Mr. Fredrik Halvoren as directors of Golar. In addition, we also appointed Mr. Andrew Whalley as our director and company secretary.

In April 2015, we completed the purchase of the Nigeria LNG Ltd vessel, LNG Abuja, for cash consideration of $20.0 million.

In May 2015, we declared a dividend of $0.45 per share in respect of the quarter ended March 31, 2015 to holders of record on June 12, 2015, which we paid on June 26, 2015. In addition, Golar Partners made a cash distribution of $0.5775 per unit in May 2015 in respect of the quarter ended March 31, 2015, of which we received $12.6 million of dividend income in relation to our ownership of Golar Partners’ common, subordinated and general partner units and incentive distribution rights, or IDRs, held at the relevant record date.

In May 2015, we signed a binding Heads of Terms with Ophir Energy plc for the provision of the FLNG vessel Gimi or an alternate FLNG vessel. The agreement will be structured as a 20-year tolling contract, commencing commercial operations in the first half 2019. We together with our partners Keppel and Black and Veatch, or B&V, committed to the conversion of the Gimi FLNG in December 2014. At full production, the vessel should have a contracted capacity of 2.2 million tonnes of LNG per annum, to be marketed by Ophir and GEPetrol. A final investment decision for the integrated Ophir, GEPetrol and Golar project is expected during the first half of 2016 following completion of a FEED study.

In June 2015, we announced the formation of a 50/50 joint venture with Stolt-Nielsen Limited ("Stolt-Nielsen") to pursue opportunities in small-scale LNG production and distribution. The joint venture will draw upon the logistics and small-scale LNG assets controlled by Stolt-Nielsen and the ocean-based LNG midstream assets controlled by us to provide a fully integrated LNG logistics service to consumers of natural gas. Stolt-Nielsen has also made a strategic investment in Golar through open market purchases, representing an ownership stake of approximately 2.3%.

In June 2015, we agreed to the sale of the vessel LNG Abuja for $19.0 million with an unrelated third party. The sale was completed on July 6, 2015.

In June 2015, we reached an agreement with Perenco Cameroon on the material terms and conditions for the development of a floating liquefied natural gas export project in Cameroon. These terms and conditions are defined under the Tolling Agreement which is still subject to approvals by Societe Nationale de Hydrocarbures, or SNH, and the government of Cameroon, and these are expected to be completed in the third quarter of 2015. It is anticipated that final approval by all parties (including the government in Cameroon) for the Tolling Agreement and the Midstream Gas Convention will take place during the latter part of the third quarter of 2015.

Golar, Perenco and SNH have for the past two years been developing a FLNG export project located near shore off the coast of Cameroon situated in an area of benign sea states and utilizing Golar's floating liquefaction technology (GoFLNG). The project is based on the allocation of 500 Bcf of natural gas reserves from offshore Kribi fields, which will be exported to global markets via the GoFLNG facility Hilli, now under construction at Keppel in Singapore. Golar will provide the liquefaction facilities and services under a tolling agreement to SNH and Perenco as parties of the upstream joint venture. It is anticipated that the allocated reserves will be produced at a rate of 1.2 million tonnes of LNG per annum, representing approximately 50% of the vessel's nameplate production capacity, over an approximate eight year period. It is expected that production will commence in Q2, 2017.

The project in Cameroon is expected to deliver an EBITDA for Golar in the first full year of operation, based on the utilisation of 2 of the available 4 liquefaction trains, in the range of $170 million to $300 million, with a flexible tolling structure which correlates to Brent crude oil prices ranging from a floor of $60/bbl to a cap of $102/bbl. The marketing of LNG from the project remains the responsibility of Perenco and SNH.

In July 2015, we received an underwritten financing commitment from CSSC (Hong Kong) Shipping Co. Ltd, or CSSCL, in connection with a conversion financing and sale and leaseback transaction for the GoFLNG Hilli. The financing structure will fund up to 80% of the project cost and will be split into two phases. The first phase enables Golar to drawdown up to $700m from the facility to fund the ongoing conversion cost, once Golar has spent $400m of the estimated $1.2bn conversion cost and the tolling contract with Perenco and SNH have been ratified by the Cameroon government. The second phase is triggered upon the delivery of the converted GoFLNG Hilli from Keppel and the satisfaction of certain additional performance milestones and will allow for the drawdown of up to a further $260 million giving an aggregate $960 million representing 80% of the project cost. The financing has a tenor of 10-years, a 15 year amortization profile and contemplates the eventual sale of GoFLNG Hilli to Golar LNG Partners. The expected cost of the financing during the conversion period is 6.25%, while the long term financing is projected to cost less than 6% on a fully swapped ten year basis.

In July 2015, we executed agreements for conversion of the 126,000 cubic meter LNG carrier Gandria to a Golar floating liquefaction facility. The primary contract for the Gandria was entered into with Keppel. B&V will provide its licensed PRICO technology, perform detailed engineering and process design, specify and procure topside equipment, and provide commissioning support for the GoFLNG topsides and liquefaction process. To make the Gandria conversion contract effective, there are certain conditions which must be satisfied prior to September 21, 2015. Similar to the Gimi conversion contract, the Gandria conversion contract also provides beneficial cancellation provisions, which if exercised before December 2016, will allow termination of the contracts after deduction of a set cancellation fee.

In July 2015, we entered into a newbuilding contract with the Korean shipyard Samsung Heavy Industries Co Ltd for the construction of one FSRU and expected delivery in the last quarter of 2017. Upon signing of the construction agreement, the company proceeded to settle the first installment. Consistent with the Company’s other Samsung vessels, the contract features a milestone payment schedule with back-ended weighting on the delivery installment. This new vessel will be a sister vessel to the Golar Tundra with LNG storage of 170,000 cubic meter and a continuous regasification capacity of 500mmscfd (750 mmscfd peak) and was ordered to meet the requirements of a number of specific FSRU opportunities that we are currently pursuing.

In August 2015, a unit purchase program was approved under which the Company may purchase up to $25 million worth of Golar Partners' outstanding units over the next 12 months. As of August 13, 2015, we have purchased $3.5 million worth of Golar Partners’ units, increasing our interest in Golar Partners from 30.0% as at June 30, 2015 to 30.3%.

Updates to Financial Results from Prior Interim Results Press Release

The financial information included below under “Operating and Financial Review” and in our unaudited condensed consolidated interim financial statements as of and for the three months ended March 31, 2015 included herein reflects certain changes from our previously announced interim results for the period ended March 31, 2015 included in our press release filed with the Securities and Exchange Commission on May 27, 2015. The significant change is described below:

•
After the distribution of the press release, we received further information from ICBC which requires us to present the $433.5 million of the junior loan facilities in Golar Kelvin, Golar Snow and Golar Ice as "Short term debt" in our unaudited condensed consolidated balance sheet from "Current portion of long term debt".

Operating and Financial Review

Three Month Period Ended March 31, 2015 Compared with the Three Month Period Ended March 31, 2014

Vessels operations segment

	Three Months Ended March 31,
(in thousands, $USD, except average daily TCE)	2015	2014	Change	% Change
Operating revenues	32,158	20,966	11,192	53%
Vessel operating expenses	(14,537)	(13,767)	(770)	6%
Voyage and charter-hire expenses	(23,707)	(6,114)	(17,593)	288%
Administrative expenses	(6,952)	(4,791)	(2,161)	45%
Depreciation and amortization	(17,697)	(12,181)	(5,516)	45%
Gain on disposals	103,664	35,519	68,145	192%
Loss on disposal of vessel	(5,824)	—	(5,824)	N/A
Dividend income	3,581	6,416	(2,835)	(44)%
Loss on available-for-sale securities	(3,011)	—	(3,011)	N/A
Interest income	1,592	283	1,309	463%
Interest expense	(16,629)	(2,164)	(14,465)	668%
Other financial items, net	(31,951)	(16,460)	(15,491)	94%
Taxes	1,061	614	447	73%
Equity in net earnings of affiliates	2,819	3,114	(295)	(9)%
Net income	24,567	11,435	13,132	115%
Average daily TCE (1) (to the closest $100)	4,900	18,200	(13,300)	(73)%

(1)	Time Charter Equivalent, or TCE, is a non-GAAP financial measure. See the section of this report entitled "Non-GAAP measures" for a discussion of TCE.

Operating revenues: Total operating revenues increased by $11.2 million to $32.2 million for the three months ended March 31, 2015 compared to the same period in 2014. This was principally due to:

•
$19.6 million of revenue contributions from our new buildings during the quarter. Five of our new buildings were delivered in 2014. The three new deliveries during the three months ended March 31, 2015 were offhire; and

•
$0.9 million increase in management fees. Vessel and other management fees represent the revenue that Golar receives for managing the Golar Partners’ fleet together with recharges to Golar Wilhelmsen Management AS, a partnership that is jointly controlled by Golar and by Wilhelmsen Ship Management (Norway) AS, in respect of Golar employees seconded to them.

This was partially offset by a decrease in operating revenues arising from:

•	the Golar Igloo of $4.2 million, as there are no comparable revenues in the three months ended March 31, 2015, following her disposal to Golar Partners on March 28, 2014; and

•	the Golar Artic of $5.8 million, as she was off-hire following her redelivery in mid-February 2015 compared to her 100% utilization in the three months ended March 31, 2014.

Accordingly, this resulted in a lower daily time charter equivalent, or ("TCE"), for the three months ended March 31, 2015 of $4,900 compared to $18,200 for the same period in 2014, primarily due to the voyage expenses arising from our charter of the Golar Eskimo and the Golar Grand from Golar Partners. See the section of this report entitled "Non-GAAP measures" for a discussion of TCE.

Vessel operating expenses: Vessel operating expenses increased by $0.8 million to $14.5 million for the three months ended March 31, 2015 compared to the same period in 2014. The increase was primarily due to additional operating costs of $8.3 million in relation to our newbuildings. There were no comparable costs in the same period in 2014.

This was partially offset by a decrease in operating expenses arising from:

•
lower operating costs in connection with our crewing pool, following the delivery of ten of our newbuilds from January 2014 to March 2015. Total operating costs in respect of our newbuild crewing pool for the three months ended March 31, 2015 is $0.7 million compared to $4.2 million of the same period in the prior year;

•	reduced operating costs of $0.9 million in relation to the Golar Viking following her disposal in February 2015; and

•	lower operating costs from our vessels in lay-up, including the Hilli, the Golar Gandria and the Gimi.

Voyage expenses: Voyage expenses largely relate to fuel costs associated with commercial waiting time and vessel positioning costs. While a vessel is on time charter-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. The increase in voyage expenses of $17.6 million to $23.7 million for the three months ended March 31, 2015 compared to $6.1 million for the same period in 2014 was primarily due to:

•
$12.3 million of costs arising from the charter of the Golar Grand from Golar Partners, subsequent to the latter's exercise of an Option Agreement, in mid-February 2015. These costs include $8.8 million of incremental liability arising from the re-measurement of Golar's guarantee obligation to Golar Partners for the quarter ended March 31, 2015;

•	$6.3 million of costs pursuant to our agreement for the charterback of the Golar Eskimo, from January 20 to June 30, 2015; and

•
$4.2 million of costs from our new buildings, which were mostly off-hire for the three months ended March 31, 2015. The Golar Crystal was delivered in May 2014, the Golar Bear and Golar Penguin in September 2014, the Golar Frost and Golar Glacier in October 2014, the Golar Kelvin and Golar Snow in January 2015 and the Golar Ice in February 2015. There were no comparable voyage costs for these newbuildings in the same period in 2014.

This was partially offset by a decrease in voyage expenses arising from:

•	the disposal of the Golar Viking in February 2015, saving voyage costs of $3.7 million; and

•
$1.1 million reduction in voyage expenses associated with the Golar Seal, as she was on charter for most of the three months ended March 31, 2015 compared to being mostly off-hire for the same period in 2014.

Administrative expenses: Administrative expenses of $7.0 million for the three months ended March 31, 2015 increased by $2.2 million compared to $4.8 million for the same period in 2014, primarily due to the charge of $1.8 million for share options, which were awarded in the fourth quarter of 2014.

Depreciation and Amortization: Depreciation and amortization increased by $5.5 million to $17.7 million for the three months ended March 31, 2015, compared to $12.2 million for the same period in 2014. This was primarily due to $10.4 million of additional depreciation expense from newbuildings recently delivered. This was partially offset by lower depreciation and amortization expense on the Golar Viking of $1.0 million following her disposal in February 2015, the Hilli of $2.0 million following the commencement of her conversion into FLNGV resulting in cessation of depreciation from July 2014 and the Gimi and the Golar Gandria of $1.4 million, following full amortization of their drydock costs in 2014.

Gain on disposals to Golar Partners: In January 2015, we sold 100% of our interests in the companies that own and operate the FSRU, the Golar Eskimo, to Golar Partners and made a gain on disposal of $103.6 million. The purchase consideration was $390.0 million for the vessel and charter less the assumed bank debt of $162.8 million.

In March 2014, we sold a 100% interest in the company that owns and operates the FSRU, the Golar Igloo, to Golar Partners and made a gain on disposal of $35.5 million. The purchase consideration was $310.0 million for the vessel less the assumed bank debt of $161.3 million plus the fair value of an interest rate swap asset of $3.6 million and other purchase price adjustments of $3.6 million.

Loss on disposal of vessel: In February 2015, we sold the LNG carrier, Golar Viking, to Equinox at a sale price of $135.0 million resulting in a loss on disposal of $5.8 million.

Dividend income: We recognized dividend income relating to cash distributions received from Golar Partners in respect of our interests in common units and general partner interests (during the subordination period) and IDRs. The decrease in dividend income of $2.8 million to $3.6 million for the three months ended March 31, 2015 compared to $6.4 million for the same period in 2014 was due to our sale of 7,170,000 common units held in Golar Partners, in January 2015.

Loss on available-for-sale securities: In January 2015, we completed a secondary offering of 7,170,000 common units held in Golar Partners, at a price of $29.90 per unit. Following completion of the offering, which generated net proceeds of approximately $207 million, our interest in Golar Partners decreased to 30%. This resulted in a net loss of $3.0 million.

Interest income: Interest income increased by $1.3 million to $1.6 million for the three months ended March 31, 2015 compared to $0.3 million for the same period in 2014, primarily due to interest on the $220 million loan provided to Golar Partners to partly finance its acquisition of the Golar Eskimo. The loan from us has a two year period and earns interest at LIBOR plus a blended margin of 2.84%.

Interest expense: Interest expense increased to $16.6 million for the three months ended March 31, 2015 compared to $2.2 million for the same period in 2014, due to higher interest incurred from our $1.125 billion debt facility, our ICBC loans and lower capitalization of deemed interest following the deliveries of our newbuilds.

Other financial items: Other financial items reported a loss of $32.0 million and $16.5 million for the three months ended March 31, 2015 and 2014, respectively. The movement of $15.5 million was primarily due to:

Net realized and unrealized losses on interest rate swap agreements: Net realized and unrealized losses on interest rate swaps increased to $20.3 million for the three months ended March 31, 2015, from $14.7 million for the same period in 2014, as set forth in the table below:

	Three months ended March 31,
(in thousands of $)	2015	2014	Change	% change
Unrealized (mark-to-market) losses for interest rate swaps	(15,750)	(10,063)	(5,687)	57%
Interest expense on undesignated interest rate swaps	(4,526)	(4,625)	99	(2)%
	(20,276)	(14,688)	(5,588)	38%

As of March 31, 2015, we have an interest rate swap portfolio with a notional amount of $1.3 billion, none of which are designated as hedges for accounting purposes. The increase in market-to-market losses from our interest rate swaps is due to the decrease in long-term swap rates during the first quarter of 2015.

In December 2014, we established a three month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line ("TRS") with the DNB Bank ASA ("DNB") in connection with a share buy back scheme. In March 2015, the facility was extended for a further three months. The equity derivatives mark-to-market adjustment resulted in a loss of $11.8 million. There is no comparable cost in the same period in 2014.

Finance arrangement fees: Finance arrangement fees decreased by $1.5 million to $0.3 million for the three months ended March 31, 2015, compared to $1.8 million for the same period in 2014. This was due to lower commitment fees, following the increased drawdowns on our debt facilities to finance newbuild deliveries.

Income taxes: Income taxes relate principally to the taxation of U.K. based entities offset by the amortization of the deferred gains on the intra-group transfers on long-term assets resulting in an income tax credit.

Equity in net earnings of affiliates:

	Three months ended March 31,
	2015	2014	Change	% of Change
Share of net earnings in Golar Partners	2,654	2,911	(257)	(9)%
Share of net earnings in other affiliates	165	203	(38)	(19)%
	2,819	3,114	(295)	(9)%

Our share of the results of Golar Partners is calculated with reference only to our interests in its subordinated units, but partially offset by a charge for the amortization of the basis difference of $5.1 million in relation to the gain on loss of control recognized on deconsolidation in 2012.

Net income: As a result of the foregoing, we earned net income of $24.6 million and $11.4 million for the three months ended March 31, 2015 and 2014, respectively.

LNG trading commodity segment

	Three months ended March 31,
(in thousands, $)	2015	2014	Change	% Change
Administrative expenses	—	(73)	73	(100)%
Depreciation and amortization	—	(154)	154	(100)%
Other operating gains	—	1,317	(1,317)	100%
Other non-operating income	—	718	(718)	100%
Net financial expenses	—	(252)	252	(100)%
Net income	—	1,556	(1,556)	(100)%

The total income for LNG trading for the three months ended March 31, 2015 and 2014 amounted to income of $nil and $1.6 million, respectively. There was no LNG trading activity in the current quarter.

The other operating gains represent realized gains on physical cargo trades, financial derivative contracts and proprietary trades entered into by us. During the first quarter of 2014, we entered into a Purchase and Sales Agreement to buy and sell LNG cargo. The LNG cargo was acquired and subsequently sold on a delivered basis to Kuwait Petroleum Corporation ("KNPC") to facilitate the commissioning of the Golar Igloo which commenced its long-term charter with KNPC in March 2014. The transaction was our first since 2011 when we scaled back our LNG trading activities. Realized and unrealized gains and losses are recognized in current earnings in "Other operating gains and losses."

FLNG

FLNGV conversion

On May 22, 2014, we entered into a Conversion Agreement with Keppel, for the conversion of the 125,000 cubic meters LNG carrier the Hilli to an FLNGV. Keppel simultaneously entered into a sub-contract with the global engineering, construction and procurement company B&V. We also entered into a Tripartite Direct Agreement with Keppel and B&V, which among other things ensures our ability to enforce all obligations under both the Conversion Agreement and the sub-contract. We expect the conversion will be completed and the FLNGV will be delivered in 2017, followed by mobilization to a project site for full commissioning. Once operational as an FLNGV, we expect the Hilli will have production capacity of between 2.2 to 2.8 million tonnes per year of LNG and on board storage of approximately 125,000 cubic meters of LNG. The total estimated conversion and vessel and site commissioning cost for the Hilli, including contingency, is approximately $1.3 billion.

As at March 31, 2015, the total costs incurred in respect of the Hilli conversion amounted to $359.9 million.

We have made $49.9 million of payments relating to long lead items ordered in preparation for the conversion of the Gimi to a FLNG vessel. Conversion is pending our issuance of our Final Notice to proceed with the conversion.  The conversion agreements include certain cancellation provisions, which if exercised prior to November 2015, will allow the termination of the contracts and the recovery of previous milestone payments, less a cancellation fee.

Liquidity and Capital Resources

As of March 31, 2015, we had cash and cash equivalents including restricted cash of $427.8 million and our outstanding long-term debt amounted to $1,405.9 million. We believe the financial resources that are available to us, will be sufficient to meet our liquidity requirements for our business, for at least the next twelve months. We have performed stress testing of our forecast cash reserves under extreme and largely theoretical scenarios, which include assumptions such as no revenue contribution from our fleet, full operating costs and maintaining our dividend payments at current levels, and accordingly we are confident of our ability to manage through the near term cash requirements.

Given the negative short-term outlook in the LNG shipping market, which is forecast to remain flat for the first half of 2015, we will require additional working capital for the continued operation of our vessels operating in the spot market. The additional funding is dependent on their employment. As of August 13, 2015, we have eight vessels on short-term charters, four vessels operating on the spot market and one uncommitted newbuilding due for delivery late in the fourth quarter of 2015. During idle time, we will continue to incur operating costs, although this is reduced for our vessels in lay-up.
Our medium and long-term liquidity requirements are primarily for funding the investments for our conversion projects and repayment of long-term debt balances. While our FLNGV conversion commitments cover two vessels, the Hilli and the Gimi, our conversion contract for the Gimi provides us flexibility wherein certain cancellation provisions exist, where if exercised prior to November 2015, will allow the termination of the contract and recovery of previous milestone payments, less cancellation fees. Sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, public and private debt offerings, potential sales of our interests in our vessel-owning subsidiaries operating under long-term charters and a further sale of our holding in the common units of Golar Partners. As of August 13, 2015, we believe we will need additional credit facilities of approximately $540 million to meet our Hilli and Gimi conversion capital commitments and commence operations. We expect to finance at least 50-70% conversion costs either through traditional bank financing or leasing arrangements. Discussions with banks with whom we have close relationships to secure funding commitments for the primary purpose of meeting our conversion commitments are progressing. Alternatively, if market and economic conditions favor equity financing, we may raise additional equity. We recently sold the Golar Eskimo to Golar Partners for $390.0 million, of which we provided a $220.0 million loan to the Partnership to partially fund the purchase. Given Golar Partners’ successful launch of its US$150.0 million five year non-amortising bond in the Norwegian bond market in May 2015, and its ability to access both the equity and debt markets, we expect this loan to be repaid earlier than its two year term, although we cannot guarantee that Golar Partners will do so. As of June 30, 2015, Golar Partners have repaid $120.0 million of the vendor loan. To the extent that we are able to secure additional long-term charters for any of our vessels, we may sell those vessels to Golar Partners.

ICBC sale and leaseback arrangements

In February 2014, through our wholly-owned subsidiaries, we entered into sale and leaseback agreements with ICBC Finance Leasing Co. Ltd ("ICBCL") with respect to four of our vessels; the Golar Glacier, Golar Kelvin, Golar Ice and Golar Snow.  The ICBCL entities that purchased the vessels from us are wholly-owned, newly formed special purpose vehicles ("SPVs").

In October 2014, the first vessel, Golar Glacier, was sold to an ICBCL SPV, followed by the sale of Golar Kelvin and Golar Snow in January 2015 and Golar Ice in February 2015. The vessels were simultaneously chartered back to us for a period of 10 years. We have several options to repurchase the vessels during the charter periods with the earliest from the fifth year of the bareboat charter, and purchase options and obligations to purchase the assets at the end of the 10 years lease period.

Cash flow

	Three Months Ended March 31,
(in thousands, $USD)	2015	2014	Change	% Change
Net cash used in operating activities	(55,531)	(80,964)	25,433	(31)%
Net cash used in investing activities	(166,481)	(69,971)	(96,510)	138%
Net cash provided by financing activities	406,687	184,167	222,520	121%
Net increase in cash and cash equivalents	184,675	33,232	151,443	456%
Cash and cash equivalents at beginning of period	191,410	125,347	66,063	53%
Cash and cash equivalents at end of period	376,085	158,579	217,506	137%

Net cash used by operating activities decreased by $25.4 million for the three months ended March 31, 2015 compared to the same period in 2014. This was primarily due to the increase in operating revenues generated by our new vessels.

Net cash used in investing activities for the three months ended March 31, 2015 of $166.5 million arose mainly due to:

•	installment payments in respect of our newbuilds of $384 million, following the delivery of three newbuilds; and

•	milestone payment of $13.7 million relating to the FLNGV conversion of the Hilli.

This was partially offset by:

•	consideration of $6.9 million received from Golar Partners in respect of the sale of the Golar Eskimo in January 2015;

•	net proceeds from the sale of 7,170,000 common units held in Golar Partners of $207.4 million; and

•	the release of the $25.0 million bank guarantee in connection with the Golar Viking dispute with Qatar Gas Trading Limited, following final settlement in January 2015.

Net cash used from investing activities for the three months ended March 31, 2014 of $70.0 million arose mainly from:

•	installment payments in respect of our newbuilds of $196.6 million; and

•	granting of short-term loan to Golar Partners of $20.0 million.

This was partially offset by the consideration of $148.0 million received from Golar Partners in respect to the sale of the Golar Igloo in March 2014.

Net cash provided by financing activities is principally generated from funds from new debt, partially offset by debt repayments and cash dividends. Net cash provided by financing activities amounted to $406.7 million for the three months ended March 31, 2015, mainly related to:

•	$552.6 million draw down to finance the final installments of our newbuilds, the Golar Kelvin, Golar Snow and Golar Ice less payment of $10.9 million of related financing costs.

This was partially offset by:

•	loan repayments of $94.6 million primarily relating to the Viking facility; and

•	payment of dividends of $40.4 million.

Net cash provided by financing activities was $184.2 million for the three months ended March 31, 2014 mainly relating to the following:

•
$161.3 million draw down in respect of our $1.125 billion facility to fund the final installment payments on the Golar Igloo less payment of $6.4 million of related financing costs. This debt was assumed by Golar Partners in connection with the acquisition of the company that owns and operates the Golar Igloo in March 2014; and

•	$67.6 million draw down from a short-term facility to fund the LNG cargo trade during the first quarter of 2014.

This was partially offset by the payment of dividends of $36.3 million.

NON-GAAP measures

Time Charter Equivalent

The average time charter equivalent, or TCE, rate of our fleet is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total operating revenues, less any voyage expenses, by the number of calendar days minus days for scheduled off-hire. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in an entity's performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We include average daily TCE, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. Our calculation of TCE may not be comparable to that reported by other entities. The following table reconciles our total operating revenues to average daily TCE.

(in thousands of $USD except number of days and average daily TCE)	Three months ended March 31,
	2015	2014
Time and voyage charter revenues	28,835	18,536
Voyage and charter-hire expenses	(23,707)	(6,114)
	5,128	12,422
Calendar days less scheduled off-hire days	1,056	681
Average daily TCE (to the closest $100)	4,900	18,200

GOLAR LNG LIMITED
INDEX TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

PAGE

Unaudited Condensed Consolidated Statements of Income for the three months ended March 31, 2015 and 2014	F-1

Unaudited Condensed Consolidated Statements of Comprehensive Income for the three months ended March 31, 2015 and 2014	F-2

Unaudited Condensed Consolidated Balance Sheets as of March 31, 2015 and for the year ended December 31, 2014	F-3

Unaudited Condensed Consolidated Statements of Cashflows for the three months ended March 31, 2015 and March 31, 2014	F-4

Unaudited Condensed Consolidated Statements of Changes in Equity for the three months ended March 31, 2015 and 2014	F-6

Notes to the Unaudited Condensed Consolidated Financial Statements	F-7

GOLAR LNG LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

		2015	2014
(in thousands of $)	Notes	Jan-Mar	Jan-Mar

Time and voyage charter revenues	5	28,835	18,536
Vessel and other management fees*		3,323	2,430
Total operating revenues		32,158	20,966

Vessel operating expenses		14,537	13,767
Voyage and charter-hire expenses*		23,707	6,114
Administrative expenses		6,952	4,864
Depreciation and amortization		17,697	12,335
Total operating expenses		62,893	37,080

Gain on disposals*	4	103,664	35,519
Other operating gains and losses		—	1,317
Loss on disposal of vessel	10	(5,824)	—
Operating income		67,105	20,722

Other non-operating income
Dividend income*		3,581	6,416
Loss on sale of available-for-sale-securities		(3,011)	—
Other non-operating income		—	718
Total other non-operating income		570	7,134

Financial income (expenses)
Interest income*		1,592	283
Interest expense		(16,629)	(2,164)
Other financial items, net	7	(31,951)	(16,712)
Net financial expenses		(46,988)	(18,593)

Income before equity in net earnings of affiliates, income taxes and non-controlling interests		20,687	9,263
Taxes		1,061	614
Equity in net earnings of affiliates		2,819	3,114

Net income		24,567	12,991
Net income attributable to non-controlling interests	8	(2,649)	—

Net income attributable to Golar LNG Ltd		21,918	12,991
Basic and diluted earnings per share	6	$0.25	$0.16

Cash dividends declared and paid		$0.45	$0.45

* This includes amounts arising from transactions with related parties. (See note 17)

The accompanying notes are an integral part of these condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2015	2014
(in thousands of $)	Jan-Mar	Jan-Mar

Net income	24,567	12,991

Other comprehensive loss:
Unrealized net (loss) gain on qualifying cash flow hedging instruments (1)	(529)	1,238
Unrealized loss on investments in available-for-sale securities(2)	(20,679)	(3,092)
Other comprehensive loss	(21,208)	(1,854)
Comprehensive income	3,359	11,137
Comprehensive income attributable to:
Stockholders of Golar LNG Limited	710	11,137
Non-controlling interests	2,649	—
Comprehensive income	3,359	11,137

(1) Includes share of net loss of $0.9 million for the quarter ended March 31, 2015 from qualifying cash flow hedging instruments held by an affiliate (for the quarter ended March 31, 2014: $0.3 million net gain).

(2) Included in the net loss on investment in available-for-sale securities for the quarter ended March 31, 2015 is a gain of $12.9 million reclassified out of Accumulated Other Comprehensive Income to the Statement of Operations in relation to the part disposal of our interest in Golar Partners (See note 15).

The accompanying notes are an integral part of these condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

		2015	2014
(in thousands of $)	Notes	Mar-31	Dec-31
		Unaudited	Audited

ASSETS
Current
Cash and cash equivalents		376,085	191,410
Restricted cash		51,249	74,162
Trade accounts receivable		—	4,419
Inventory		11,851	8,317
Other receivables, prepaid expenses and accrued income	13	106,272	17,498
Amounts due from related parties		13,001	9,967
Short-term debt due from a related party	17	20,000	20,000
Vessel held-for-sale	10	—	132,110
Assets held-for-sale	17	—	284,955
Total current assets		578,458	742,838
Non-current
Restricted cash		425	425
Investment in available-for-sale securities	12	44,188	275,307
Investment in affiliates		328,307	335,372
Cost method investments		204,172	204,172
Newbuildings	9	106,161	344,543
Asset under development	11	359,850	345,205
Vessels and equipment, net	10	2,262,588	1,648,888
Deferred charges		36,240	26,801
Other non-current assets	13	118,136	68,442
Long-term debt due from related party	17	220,000	—
Total assets		4,258,525	3,991,993

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Current portion of long-term debt	14	71,781	76,181
Short term debt	14	433,465	40,250
Trade accounts payable		11,714	10,811
Accrued expenses		40,287	31,124
Other current liabilities		43,438	46,923
Liabilities held-for-sale	17	—	164,401
Total current liabilities		600,685	369,690
Long-term
Long-term debt	14	1,334,072	1,264,356
Other long-term liabilities		76,517	75,440
Total liabilities		2,011,274	1,709,486

Equity
Stockholders' equity		2,242,947	2,280,852
Non-controlling interests		4,304	1,655

Total liabilities and stockholders' equity		4,258,525	3,991,993
The accompanying notes are an integral part of these condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2015	2014
(in thousands of $)	Jan-Mar	Jan-Mar

OPERATING ACTIVITIES
Net income	24,567	12,991
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	17,697	12,335
Amortization of deferred tax benefits on intra-group transfers	(872)	(872)
Amortization of deferred charges and parent guarantee	(1,644)	536
Gain on disposals	(103,664)	(35,519)
Equity in net earnings of affiliates	(2,819)	(3,114)
Loss on sale of vessel(2)	5,824	—
Dividend income from available-for-sale securities and cost investments recognized in operating income	(3,581)	(6,416)
Dividends received	12,553	14,750
Drydocking expenditure	(10,369)	(719)
Stock-based compensation	1,626	84
Loss on disposal of available-for-sale securities	3,011	—
Net foreign exchange gain	1,143	(542)
Change in assets and liabilities:
Trade accounts receivable	4,419	(80,760)
Inventories	(4,800)	1,704
Prepaid expenses, accrued income and other assets	(6,754)	12,915
Amounts due from/to related companies	(2,308)	764
Trade accounts payable	(262)	(4,263)
Accrued expenses and deferred income	2,581	4,957
Other liabilities	8,121	(9,795)
Net cash used in operating activities	(55,531)	(80,964)

The accompanying notes are an integral part of these condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2015	2014
(in thousands of $)	Jan-Mar	Jan-Mar

INVESTING ACTIVITIES
Additions to vessels and equipment	(155)	(1,411)
Additions to newbuildings	(390,244)	(196,608)
Repayment of short-term loan granted to third party	400	—
Additions on assets under development	(13,695)	—
Short-term loan granted to Golar Partners	—	(20,000)
Proceeds from disposal of business to Golar Partners, net of cash disposed (1)	6,872	148,048
Proceeds from disposal of investment in available-for-sale securities	207,428	—
Restricted cash and short-term investments	22,913	—
Net cash used in investing activities	(166,481)	(69,971)

FINANCING ACTIVITIES
Proceeds from short-term debt	393,989	67,559
Proceeds from long-term debt (including related parties)	158,595	161,270
Repayments of long-term debt (including related parties)	(94,583)	(2,350)
Financing costs paid	(10,868)	(6,375)
Cash dividends paid	(40,446)	(36,271)
Proceeds from exercise of share options	—	334
Net cash provided by financing activities	406,687	184,167
Net increase in cash and cash equivalents	184,675	33,232
Cash and cash equivalents at beginning of period	191,410	125,347
Cash and cash equivalents at end of period	376,085	158,579

(1) In addition to the cash consideration received for the sale of the Golar Eskimo in January 2015, there was a non-cash consideration in relation to Golar Partner's assumption of the bank debt of $162.8 million and vendor loan of $220 million provided by us which remains outstanding as at March 31, 2015 (See note 4). As of June 30, 2015, Golar Partners have repaid $120.0 million of the vendor loan.
(2) The sale of the Golar Viking to Equinox in February 2015 was funded by a bridging loan facility and seller's credit (See note 13).

The accompanying notes are an integral part of these condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Additional Paid in Capital	Contributed Surplus	Accumulated Other Comprehensive loss	Accumulated Retained Earnings	Non-controlling Interest	Total Stockholders Equity
Balance at December 31, 2013	80,580	656,018	200,000	(6,757)	874,296	—	1,804,137

Net income	—	—	—	—	12,991	—	12,991
Dividends	—	—	—	—	(36,271)	—	(36,271)
Grant of share options	—	84	—	—	—	—	84
Exercise of share options	45	289	—	—	—	—	334
Other comprehensive income	—	—	—	(1,854)	—	—	(1,854)

Balance at March 31, 2014	80,625	656,391	200,000	(8,611)	851,016	—	1,779,421

(in thousands of $)	Share Capital	Additional Paid in Capital	Contributed Surplus	Accumulated Other Comprehensive loss	Accumulated Retained Earnings	Non-controlling Interest	Total Stockholders Equity
Balance at December 31, 2014	93,415	1,307,087	200,000	5,171	675,179	1,655	2,282,507

Net income	—	—	—	—	21,918	2,649	24,567
Dividends	—	—	—	—	(40,446)	—	(40,446)
Grant of share options	—	1,492	—	—	—	—	1,492
Forfeiture of share options	—	(188)	—	—	—	—	(188)
Cancellation of share options	—	527	—	—	—	—	527
Other comprehensive loss	—	—	—	(21,208)	—	—	(21,208)

Balance at March 31, 2015	93,415	1,308,918	200,000	(16,037)	656,651	4,304	2,247,251

The accompanying notes are an integral part of these condensed consolidated financial statements.

GOLAR LNG LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.    GENERAL

Golar LNG Limited (the "Company" or "Golar") was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas ("LNG") shipping interests of Osprey Maritime Limited ("Osprey"), which was owned by World Shipholding Limited ("World Shipholding").

As of March 31, 2015 we own and operate a fleet of fourteen LNG carriers, and under management agreements operate Golar LNG Partner LP's ("Golar Partners" or the "Partnership") fleet of ten LNG carriers and Floating Storage Regasification Units ("FSRUs"). In addition, we have one new building commitment for the construction of an FSRU which is due for delivery late in the fourth quarter of 2015.

In July 2014, we ordered our first Floating Liquefaction Natural Gas Vessel ("FLNGV") based on the conversion of our existing LNG carrier, the Hilli, and in December 2014, we signed an agreement for the conversion of the LNG carrier Golar Gimi to a FLNGV.

As used herein and unless otherwise required by the context, the terms "Golar", the "Company", "we", "our" and words of similar import refer to Golar or anyone or more of its consolidated subsidiaries, or to all such entities.

2.    ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with our annual financial statements for the year ended December 31, 2014.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those followed in the preparation of our audited consolidated financial statements for the year ended December 31, 2014.

Use of estimates
The preparation of financial statements in accordance with the United States Generally Accepted Accounting Principles ("US GAAP") requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

We revised our assessment of the existing provision for the Golar Grand Option amounting to $7.2 million, issued in connection with the disposal of the Golar Grand to Golar Partners in November 2012, where in the event that the charterer did not renew or extend its charter beyond February 2015, Golar Partners had the option to require us to charter the vessel through October 2017.  Golar Partners exercised this option in February 2015. The fair value of the Golar Grand Option was determined by discounting the difference between the guaranteed charter rate per the option agreement less the estimated market rates expected to be earned from the vessel during the duration of the lease term and taking into consideration expected utilization. The assessment was revisited by adjusting the initial period of commencement of employment of the Golar Grand and consequently resulted to an incremental liability of $8.8 million, which was recorded in the current quarter. The provision is presented in our condensed consolidated balance sheet under "Other current liabilities" and "Other long-term liabilities" and is being released to the statement of operations over the term of the charter.

3.    RECENTLY ISSUED ACCOUNTING STANDARDS

The accounting pronouncements yet to be adopted by us are consistent with those disclosed in our audited consolidated financial statements for the year ended December 31, 2014.

4.    DISPOSAL OF SUBSIDIARIES

In January 2015 and March 2014, we sold our interests in the companies that own and operate the Golar Eskimo and Golar Igloo, respectively, to Golar Partners.

(in thousands of $)	Golar Eskimo	Golar Igloo
Consideration received	227,170	156,001
Carrying value of the assets sold to Golar Partners	(123,604)	(112,714)
Gain recognized on sale	103,566	43,287
The gain from the sale of the Golar Eskimo in January 2015 was $103.6 million but it is subject to a purchase price adjustment relating to certain post closing adjustments relating to the working capital. The cash consideration for the Golar Eskimo comprised of $390.0 million for the vessel less the assumed bank debt of $162.8 million. Golar Partners financed the purchase using $7.2 million cash on hand and the proceeds of a $220 million vendor loan from us (see note 17).
The gain from the sale of the Golar Igloo in March 2014 was $35.5 million. This was subsequently finalized and adjusted to $43.3 million. The cash consideration for the Golar Igloo comprised of $310.0 million for the vessel and charter less the assumed bank debt of $161.3 million plus the interest rate swap asset and other purchase price adjustments of $3.6 million and $3.6 million, respectively.
The gains on sale of the Golar Eskimo and the Golar Igloo were recognized at the time of the sale in the condensed consolidated statements of income under "Gains on disposals".

5.    SEGMENTAL INFORMATION

We own and operate LNG carriers and FSRUs and provide these services under time charters under varying periods, trades in physical and future LNG contracts, and are in the process of developing our first FLNGV. Since the initial public offering ("IPO") of Golar Partners, we have become a project development company. Our reportable segments consist of the primary services each provides. Although our segments are generally influenced by the same economic factors, each represents a distinct product in the LNG industry. There have not been any intersegment sales during the periods presented. Segment results are evaluated based on net income. The accounting principles for the segments are the same as for our consolidated financial statements. Indirect general and administrative expenses are allocated to each segment based on estimated use.

The split of the organization of the business into three reportable segments is based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. As of March 31, 2015, we operate in the following three reportable segments:

•
Vessel operations – We operate and subsequently charter out LNG carriers and FSRUs on fixed terms to customers. We aggregate our vessel operations into one reportable segment as they exhibit similar expected long-term financial performance.

•
LNG trading – We provide physical and financial risk management in LNG and gas markets for its customers around the world. Activities include structured services to outside customers, arbitrage service as well as proprietary trading.

•
FLNGV - In 2014, we ordered our first floating liquefaction natural gas vessel based on the conversion of our existing LNG carrier, the Hilli and in December 2014, we signed an agreement for the conversion of the LNG carrier, the Golar Gimi to a FLNGV. Our first FLNGV is expected to be delivered in 2017. The costs associated with the conversion of the FLNGV has been considered as a separate segment.

The LNG trading operations meets the definition of an operating segment as the business is a financial trading business and its financial results are reported directly to the chief operating decision maker. The LNG trading segment is a distinguishable component of the business from which we earn revenues and incur expenses and whose operating results are regularly reviewed by the chief operating decision maker, and which is subject to risks and rewards different from the vessel operations segment.

FLNGV meets the definition of an operating segment as the business is a distinguishable component of the business from which once the first FLNG is delivered to us, we will earn revenues and incur expenses and whose operating results will be regularly reviewed by the chief operating decision maker, and due to its nature is subject to risks and rewards different from the vessel operations segment or the LNG trading segment.

(in thousands of $)	Three months ended March 31, 2015				Three months ended March 31, 2014
	Vessel operations	LNG Trading	FLNGV*	Total	Vessel operations	LNG Trading	Total
Time charter revenues	28,835	—	—	28,835	18,536	—	18,536
Vessel and other management fees	3,323	—	—	3,323	2,430	—	2,430
Vessel and voyage operating expenses	(38,244)	—	—	(38,244)	(19,881)	—	(19,881)
Administrative expenses	(6,952)	—	—	(6,952)	(4,791)	(73)	(4,864)
Depreciation and amortization	(17,697)	—	—	(17,697)	(12,181)	(154)	(12,335)
Other operating gains and losses	—	—	—	—	—	1,317	1,317
Loss on disposal of fixed assets	(5,824)	—	—	(5,824)	—	—	—
Gain on disposals to Golar Partners (including amortization of deferred gain)	103,664	—	—	103,664	35,519	—	35,519
Dividend income	3,581	—	—	3,581	6,416	—	6,416
Loss on sale of available-for-sale-securities	(3,011)	—	—	(3,011)	—	—	—
Other non-operating income	—	—	—	—	—	718	718
Net financial expenses	(46,988)	—	—	(46,988)	(18,341)	(252)	(18,593)
Income taxes	1,061	—	—	1,061	614	—	614
Equity in net earnings of affiliates	2,819	—	—	2,819	3,114	—	3,114
Net income	24,567	—	—	24,567	11,435	1,556	12,991
Non-controlling interests	(2,649)	—	—	(2,649)	—	—	—
Net income attributable to Golar LNG Ltd	21,918	—	—	21,918	11,435	1,556	12,991

Total assets	3,895,596	—	362,929	4,258,525	2,695,414	1,897	2,697,311

*The Hilli conversion into a FLNGV commenced in July 2014. Therefore no comparative segmental information for the quarter ended March 31, 2014.

Revenues from external customers

Our vessel operations arise under time charters and in particular four main charterers: Nigeria LNG Limited; a major Japanese trading company; a multinational oil and gas company; and a leading independent commodity trading and logistics house, as of March 31, 2015. During the three months ended March 31, 2014, our vessels operated under time charters with three main charterers: a major Japanese trading company; Kuwait National Petroleum Company (or "KNPC"); and a leading independent commodity trading and logistics house.

In time charters, the charterer, not the Company, controls the choice of which routes our vessel will operate. These routes can be worldwide except for the FSRU which operates in a specific location. Accordingly, our management, including the chief operating decision maker, does not evaluate our performance either according to customer or geographical region.

For the three months ended March 31, 2015 and 2014, revenues from the following customers accounted for over 10% of our revenues:

(in thousands of $, except percentages)	Three months ended		Three months ended
	March 31, 2015		March 31, 2014
Nigeria LNG Ltd	7,888	25%	—	—%
Major Japanese trading company	6,623	21%	12,375	67%
Multinational oil and gas company	4,388	14%	—	—%
Major commodity trading company	4,149	13%	1,863	10%
KNPC	—	—%	4,183	23%

6.    EARNINGS PER SHARE

Basic earnings per share (“EPS”) are calculated with reference to the weighted average number of common shares outstanding during the period. Treasury shares are not included in the calculation.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)	Three months ended March 31,
	2015	2014
Net income attributable to Golar LNG Ltd stockholders - basic and diluted	21,918	12,991

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Three months ended March 31,
(in thousands)	2015	2014
Weighted average number of common shares outstanding	87,013	80,538

	Three months ended March 31,
(in thousands)	2015	2014
Diluted earnings per share:

Weighted average of number of common shares outstanding	87,013	80,538
Effects of dilutive share options	18	92
Common stock and common stock equivalent	87,031	80,630

Earnings per share are as follows:

	Three months ended March 31,
	2015	2014
Basic	$0.25	$0.16
Diluted	$0.25	$0.16

7.     OTHER FINANCIAL ITEMS

Other financial items comprise of the following:

	Three months ended March 31,
(in thousands of $)	2015	2014
Unrealized mark-to-market losses for interest rate swaps	(15,750)	(10,063)
Interest expense on undesignated interest rate swaps	(4,526)	(4,625)
Unrealized mark-to-market losses for equity derivatives	(11,817)	—
Others	142	(2,024)
	(31,951)	(16,712)

8.     VARIABLE INTEREST ENTITY

In February 2014, through our wholly-owned subsidiaries, we entered into agreements with ICBC Finance Leasing Co. Ltd ("ICBCL") into sale and leaseback of four of our vessels; the Golar Glacier, Golar Kelvin, Golar Ice and Golar Snow.  The ICBCL entities are wholly-owned, newly formed special purpose vehicles ("SPVs").

In October 2014, the first vessel, Golar Glacier, was sold to an ICBCL SPV, followed by the sale of Golar Kelvin and Golar Snow in January 2015 and Golar Ice in February 2015. The vessels were simultaneously chartered back over a period of 10 years. We have several options to repurchase the vessels during the charter periods with the earliest from the fifth year of the bareboat charter, and purchase options and obligations to purchase the assets at the end of the 10 years lease period.

The table below gives a summary of the sale and leaseback arrangement, as of March 31, 2015:

Vessel	Effective from	Sales value (in $ millions)	First repurchase option (in $ millions)	Month of first repurchase option	Last repurchase option (in $ millions)	Month of last repurchase option
Golar Glacier	October 2014	204.0	173.8	October 2019	142.7	October 2024
Golar Kelvin	January 2015	204.0	173.8	January 2020	142.7	January 2025
Golar Snow	January 2015	204.0	173.8	January 2020	142.7	January 2025
Golar Ice	February 2015	204.0	173.8	February 2020	142.7	February 2025

While we do not hold any equity investment in the above SPVs, we concluded that we have variable interest in the SPVs, and that the SPVs are variable interest entities ("VIE"). Our evaluation under the VIE model included both quantitative and qualitative considerations. These considerations included the equity structure, our rights and obligations resulting from the agreement, the existence of repurchase option, the nature of the investment, the purpose and design of the legal entities, and the organizational structure including decision-making ability and relevant financial agreements.

As a result of this evaluation, we assessed that we are the primary beneficiary of these VIEs and accordingly, these VIEs are consolidated in our results. The equity attributable to ICBCL in the VIEs is included in non-controlling interests in our consolidated results.

As at March 31, 2015, the vessels are reported under "Vessels and equipment, net" in our consolidated balance sheet.

A summary of the bareboat charters are shown below.

(in $ thousands)	2015	2016	2017	2018	2019
Golar Glacier	4,263	17,147	17,100	17,100	17,100
Golar Kelvin	18,506	17,147	17,100	17,100	17,100
Golar Snow	18,363	17,147	17,100	17,100	17,100
Golar Ice	17,053	17,147	17,100	17,100	17,100

9.    NEWBUILDINGS

As of March 31, 2015, we have one FSRU, the Golar Tundra, under construction. As of March 31, 2015, the remaining installment for this vessel is $152.2 million, which is due upon delivery late in the fourth quarter of 2015.

10.     VESSELS AND EQUIPMENT

Movement in vessels and equipment for the three months ended March 31, 2015 included the delivery of three newbuild LNGs, at a total cost of $628.5 million.

In February 2015, we sold the LNG carrier, Golar Viking, to Equinox at a sale price of $135.0 million resulting in a loss on disposal of $5.8 million. The vessel was recognised as "held-for-sale" as at December 31, 2014 with a net book value of $132.1 million.

11.	ASSET UNDER DEVELOPMENT

(in thousands of $)	March 31, 2015	December 31, 2014
Purchase price installments / Shipyard costs	358,165	344,386
Interest costs capitalized	1,043	443
Other costs capitalized	642	376
	359,850	345,205

In May 2014, we entered into agreements for the conversion of the Hilli to a FLNGV. The primary contract was entered into with Keppel. Following the payment of the initial milestone installment, these agreements became fully effective on July 2, 2014. The Hilli was delivered to Keppel in Singapore to undergo her conversion in September 2014. We expect the conversion will require 31 months to complete, followed by expected mobilization to a project for full commissioning.

Accordingly, the carrying value of the Hilli of $31.0 million, has been reclassified from "Vessels and equipment, net" to "Asset under development." The total estimated conversion and vessel and site commissioning cost for the Hilli, is approximately $1.3 billion. Additional interest costs capitalized in connection with the Hilli conversion for the three months ended March 31, 2015 were $0.6 million.

As at March 31, 2015, the estimated timing of the firm outstanding payments in connection with the Hilli conversion are as follows:

(in thousands of $)
Payable within 9 months to December 31, 2015	192,458
Payable within 12 months to December 31, 2016	163,977
Payable within 12 months to December 31, 2017	193,992
550,427

12.     INVESTMENTS IN AVAILABLE-FOR-SALE SECURITIES

(in thousands of $)	March 31, 2015	December 31, 2014
Golar Partners	44,188	275,307

The investment in Golar Partners represents its interest in the common units, which includes an unrealized gain of $8.0 million as of March 31, 2015 (December 31, 2014: $15.7 million). On January 8, 2015, we completed a secondary offering of 7,170,000 common units held in Golar Partners, at a price of $29.90 per unit. Following completion of the secondary offering, that generated net proceeds of approximately $207.4 million, our interest in Golar Partners decreased to 30%.

13.     OTHER ASSETS: CURRENT AND NON-CURRENT

Other assets, current and non-current comprise of the following:

a) Other receivables, prepaid expenses and accrued income

(in thousands of $)	March 31, 2015	December 31, 2014
Other receivables (a)	12,253	3,961
Loan receivables (b)	86,985	8,141
Corporation tax receivable	3,209	2,277
Prepaid expenses	3,825	3,119
	106,272	17,498

b) Other non-current assets

(in thousands of $)	March 31, 2015	December 31, 2014
Loan receivables (b)	53,000	—
Mark to market interest rate swaps valuation	3,815	12,603
Deferred tax asset	260	260
Other long term assets	61,061	55,579
	118,136	68,442

(a) As of March 31, 2015 and December 31, 2014, we had other receivables outstanding of $12.2 million and $4.0 million respectively, which include mainly the following:

•	$5.0 million revolving credit facility and $2.0 million seller’s credit

In March 2015, we provided Equinox with the option to use a $5.0 million revolving credit facility of which $1.5 million was drawn down and a sellers credit of $2.0 million which was subsequently paid in April 2015.

(b) As of March 31, 2015, we had loan receivables outstanding of $140.0 million which include mainly the following:

•	$12.0 million loan to Douglas Channel LNG Assets Partnership ("DCLAP")

Included in "Other receivables, prepaid expenses and accrued income" is a short-term loan of $7.0 million and $8.1 million, as of March 31, 2015 and December 31, 2014, respectively, provided to one of our former partners in the Douglas Channel project. The loan is secured, repayable on demand and earns interest at six-month LIBOR plus a margin (see note 18).

•	Bridging loan facility of $80.0 million

In March 2015, we provided a bridging loan facility of $80.0 million to Equinox to fund the purchase of the Golar Viking. This bridging loan facility matures on March 31, 2016. This facility is included under "Other receivables, prepaid expenses and accrued income" in our condensed consolidated balance sheet.

•	$39.5 million long term loan facility

In March 2015, we provided Equinox with a $39.5 million long term loan for a term of ten years. This loan is included under "Other non-current assets" in our condensed consolidated balance sheet.

•	$13.5 million long term loan facility

In March 2015, we provided PT PSU Indonesia (Equinox’s parent company) with a $13.5 million long term loan for a term of ten years. This loan is included under "Other non-current assets" in our condensed consolidated balance sheet.

All the above loan facilities are subject to fixed rate of interest of 4% and repayments are at the discretion of both lender and borrower, and otherwise settled on maturity.

As of March 31, 2015, we have not recorded any provision against any outstanding loan receivables or other receivables, as we believe that the carrying amounts are fully recoverable.

14.    DEBT

As of March 31, 2015 and December 31, 2014, we had total debt outstanding of $1,839.3 million and $1,380.8 million, respectively, of which $505.2 million and $116.4 million was current.

ICBC Finance Leasing Arrangement

Golar Kelvin facility

In January 2015, the SPV, Hai Jiao 1405 Limited, which owns the Golar Kelvin, entered into a secured financing agreement for $184.2 million consisting of a junior loan facility. The junior loan facility is provided by ICBCL Finance Co., a related party of ICBCIL. The short term facility has a fixed interest rate, renewed annually and denominated in USD. The facility is consolidated in our financial results as we consider ourselves the primary beneficiary of the VIE.

Golar Snow facility

In January 2015, the SPV, Hai Jiao 1402 Limited, which owns the Golar Snow entered into secured financing agreements for $184.2 million consisting of a senior and junior loan facilities. The senior facility of $158.6 million is a 10 year loan provided by ICBC Bank, with a first priority mortgage on the Golar Snow. The facility is denominated in USD and bears interest at LIBOR plus margin and is repayable in semi-annual installments with a balloon payment on maturity. The junior loan facility of $25.6 million is provided by ICBCIL Finance Co., a related party of ICBCL, which is a short-term facility with a fixed interest rate, renewed annually and denominated in USD. The facilities are consolidated in our financial results as we consider ourselves the primary beneficiary of the VIE.

Golar Ice facility

In February 2015, the SPV, Hai Jiao 1406 Limited, which owns the Golar Ice entered into secured financing agreements for $184.2 million consisting of a junior loan facility. The junior loan facility is provided by ICBCIL Finance Co., a related party of ICBCL. The short-term facility has a fixed interest rate, renewed annually and denominated in USD. The facility is consolidated in our financial results as we consider ourselves the primary beneficiary of the VIE.

$1.125 billion facility

On January 20, 2015 the Golar Eskimo debt of $162.8 million was assumed by Golar Partners upon the sale of the companies that own and operate the vessel. Please refer to Note 4 and Note 17.

15.    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss) consisted of the following:

	Gain (losses) on available-for-sale securities	Pension and post retirement benefit plan adjustments	Gains (losses) on cash flow hedges	Share of affiliate's comprehensive income	Total Accumulated comprehensive Income (loss)
Balance at December 31, 2013	7,796	(12,731)	(2,676)	854	(6,757)
Net current-period other comprehensive income	(3,092)	—	952	286	(1,854)
Balance at March 31, 2014	4,704	(12,731)	(1,724)	1,140	(8,611)

Balance at December 31, 2014	15,751	(15,251)	4,042	629	5,171
Other comprehensive income before reclassification	(7,773)	—	—	(913)	(8,686)
Amounts reclassified from accumulated other comprehensive income*	(12,906)	—	384	—	(12,522)
Net current-period other comprehensive income	(20,679)	—	384	(913)	(21,208)
Balance at March 31, 2015	(4,928)	(15,251)	4,426	(284)	(16,037)

*This relates to the recycling of unrealized gains on the part disposal of our interest in Golar Partners (See note 12). There were no amounts reclassified from accumulated other comprehensive income to our statement of operations for the three months ended March 31, 2014.

16.     FINANCIAL INSTRUMENTS

Fair values
We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value of hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values and estimated fair values of our financial instruments at March 31, 2015 and December 31, 2014 are as follows:

		March 31, 2015		December 31, 2014
(in thousands of $)	Fair Value Hierarchy	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-Derivatives:
Cash and cash equivalents	Level 1	376,085	376,085	191,410	191,410
Restricted cash	Level 1	51,674	51,674	74,587	74,587
Investment in available-for-sale securities	Level 1	44,188	44,188	275,307	275,307
Cost method investment (5)	Level 3	204,172	193,044	204,172	248,314
Investment in affiliates	Level 3	328,307	328,307	335,372	335,372
Short term debt due from a related party (2)	Level 2	20,000	20,000	20,000	20,000
Long term debt due from a related party (1)	Level 2	220,000	220,000	—	—
Short term loans receivable(2)	Level 2	86,985	86,985	—	—
Long term debt - fixed (1)	Level 2	53,000	53,000	—	—
Short-term debt (2)	Level 2	505,246	505,246	116,431	116,431
Long-term debt - convertible bonds (1)	Level 2	239,340	264,268	238,037	251,555
Long-term debt - floating (1)	Level 2	1,094,732	1,094,732	1,026,319	1,026,319

Derivatives:
Interest rate swaps asset (4) (3)	Level 2	3,815	3,815	12,603	12,603
Interest rate swaps liability (4) (3)	Level 2	7,612	7,612	3,038	3,038
Total return equity swap liability (6) (7)	Level 2	25,473	25,473	13,656	13,656

1.	Our debt obligations are recorded at amortized cost in the condensed consolidated balance sheets.

2.	The carrying amounts of our short-term debts and loans receivable approximate its fair values because of the short maturity of these instruments.

3.	Derivative liabilities are captured within other current liabilities and derivative assets are captured within long-term assets on the balance sheet.

4.
The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties. The fair value/carrying value of interest rate swap agreements that qualify and are designated as cash flow hedges for accounting purposes as of March 31, 2015 and December 31, 2014 was $nil (with a notional amount of $nil) and $0.4 million (with a notional amount of $100.9 million), respectively.

5.
The carrying value of cost method investments refers to our holdings in Golar Partners (representing the general partner units and incentive distribution rights ("IDRs") which were measured at fair value as of the deconsolidation date December 13, 2012) and OLT Offshore LNG Toscana S.p.A ("OLT‑O"). As of March 31, 2015, we did not identify any events or changes in circumstances that would indicate the carrying values of our investments in Golar Partners and OLT-O were not recoverable. The fair value of our general partner units was based on the share price of the publicly traded common units of Golar Partners adjusted for restrictions over the transferability and reduction in voting rights. For our investment in OLT-O, as we have no established method of determining the fair value of this investment, we did not estimate the fair value of this investment as of March 31, 2015.

6.	The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.

7.	The fair values of the equity derivatives are classified as other current liabilities in the balance sheet.

The carrying values of accounts receivable, accounts payable and accrued liabilities, excluded from the table above, approximate fair values because of the short maturity of these instruments.

As of March 31, 2015, we had entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below. The summary also includes those that are designated as cash flow hedges:

Instrument (in thousands of $)	Notional value	Maturity Dates	Fixed Interest Rates
Interest rate swaps:
Receiving floating, pay fixed	1,270,000	2015 to 2021	1.13% to 4.33%

As of March 31, 2015, the notional principal amount of the debt outstanding subject to interest rate swap agreements was $1,270.0 million (December 31, 2014: $1,475.9 million).

The credit exposure of interest rate swap agreements is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to counterparty by offsetting them against amounts that the counterparty owes to us. We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements. However, if we were to offset and record the asset and liability balances of derivatives on a net basis, the amounts presented in our consolidated balance sheets as of March 31, 2015 and December 31, 2014 would be adjusted as detailed in the following table:

	March 31, 2015			December 31, 2014
(in thousands of $)	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
Total asset derivatives	3,815	(1,077)	2,738	12,603	(292)	12,311
Total liability derivatives	33,085	(1,077)	32,008	16,694	(292)	16,402

17.    RELATED PARTY TRANSACTIONS

a) Transactions with Golar Partners and subsidiaries:

Net (expenses) / revenue:

	Three months ended March 31,
(in thousands of $)	2015	2014
Management and administrative services revenue (a)	737	652
Ship management fees revenue (b)	1,828	1,778
Voyage expenses (c)	(19,090)	—
	(16,525)	2,430

a)
Management and administrative services agreement - On March 30, 2011, Golar Partners entered into a management and administrative services agreement with Golar Management, a wholly owned subsidiary, pursuant to which Golar Management will provide to Golar Partners certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. Golar Partners may terminate the agreement by providing 120 days written notice.

b)
Ship management fees - Golar and certain of its affiliates charged ship management fees to Golar Partners for the provision of technical and commercial management of the vessels. Each of the Golar Partner’s vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain affiliates of Golar, including Golar Management and Golar Wilhelmsen Management AS ("Golar Wilhelmsen"), a partnership that is jointly controlled by Golar and by Wilhelmsen Ship Management (Norway) AS.

c)
Voyage expenses - In February 2015, Golar Partners exercised its option requiring us to charter in the Golar Grand for the period from February 16, 2015 until October 31, 2017 at approximately 75% of the hire rate paid by BG Group. We also incurred $8.8 million of incremental liability arising from the re-measurement of our guarantee obligation to Golar Partners (see note 2).

Pursuant to an agreement with Golar Partners relating to Golar Eskimo, we have paid an amount of $6.3 million for the right to use the vessel for the period from January 20, 2015 to March 31, 2015 (see note 4).

Receivables (payables): The balances with Golar Partners and its subsidiaries as of March 31, 2015 and December 31, 2014 consisted of the following:

(in thousands of $)	March 31, 2015	December 31, 2014
Balances due from Golar Partners, subsidiaries and affiliates (a)	14,021	13,337
Methane Princess security lease deposit movement (b)	(3,302)	(3,486)
$20 million revolving credit facility (c)	20,000	20,000
Long term loan to Golar Partners (d)	220,000	—
Short term receivable from Golar Partners (e)	3,310	—
	254,029	29,851

a)
Balances due from Golar Partners, subsidiaries and affiliates - This represents balances due from Golar Partners and its subsidiaries are comprised primarily of unpaid management fees, advisory and administrative services.  In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa.  Receivables and payables are generally settled quarterly in arrears. Trading balances due from Golar Partners and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on behalf of Golar Partners, including ship management and administrative service fees due to us.

b)
Methane Princess Lease security deposit movements - This represents net advances from Golar Partners since its IPO, which correspond with the net release of funds from the security deposits held relating to the Methane Princess Lease. This is in connection with the Methane Princess tax lease indemnity provided to Golar Partners under the Omnibus Agreement. Accordingly, these amounts will be settled as part of the eventual termination of the Methane Princess Lease.

c)
$20 million revolving credit facility - On April 13, 2011, we entered into a $20.0 million revolving credit facility with Golar Partners. In May 2013, Golar Partners drew down $20 million from the facility which it subsequently repaid in December 2013. As of December 31, 2014, Golar Partners has fully drawn down the $20.0 million facility. This facility matures in April 2015 and is unsecured and interest-free. This facility was extended and repaid on June 24, 2015.

d)
Long term loan to Golar Partners - We recently sold the Golar Eskimo to Golar Partners for $390.0 million of which we provided $220.0 million loan to the Partnership to part fund the purchase. The loan from us has a two year term and bears interest at LIBOR plus a blended margin of 2.84%. Of this loan, $100 million and $20 million was repaid on June 25, 2015 and June 30, 2015, respectively.

e)
Short term receivable from Golar Partners - Pursuant to an agreement with Golar Partners following the acquisition of the Golar Eskimo, Golar Partners has assigned the operating lease payments due under the time charter with the Government of the Hashemite Kingdom of Jordan for the period from January 20, 2015 to March 31, 2015, an amount of $3.3 million, to us.

Other transactions

Disposals to Golar Partners

In January 2015, we entered into an agreement to sell our interests in the companies that own and operate the Golar Eskimo for the price of $390.0 million. The sale was completed in January 2015. We also entered into an agreement with Golar Partners pursuant to which, we are paying Golar Partners an aggregate amount of $22.0 million between January 2015 and June 2015 for the right to use the Golar Eskimo and the right to receive any fees and any hire received under the ten-year time charter with the Government of the Hashemite Kingdom of Jordan for that period. In addition, we will also receive all revenues earned from the vessel during this period including those in connection with the 20-day voyage charter entered into in early May 2015 for the collection of the vessel's commissioning cargo.

In December 2013, we entered into an agreement to sell our interest in the company that owns and operates the Golar Igloo for the price of $310.0 million. The sale was completed in March 2014.

Golar Grand Guarantee

In connection with the disposal of the Golar Grand to Golar Partners in November 2012, we issued an option where in the event that the charterer did not renew or extend its charter for the Golar Grand beyond February 2015, Golar Partners had the option to require us to charter the vessel through to October 2017.  The option was exercised in February 2015. Our re-assessment consequently resulted into a liability of $15.2 million from $7.2 million in December 31, 2014 (see note 2).

Debt Guarantee

We have issued debt guarantees to third party banks in respect of the Golar Igloo and the Golar Eskimo debt facilities which were assumed by Golar Partners pursuant to the acquisitions of the Golar Igloo and the Golar Eskimo.

b) Net income (expenses) from (due to) other related parties (excluding Golar Partners):

	Three months ended March 31,
(in thousands of $)	2015	2014
Frontline Ltd. and subsidiaries ("Frontline")	—	(65)
Ship Finance AS ("Ship Finance")	—	47
Seadrill Ltd and subsidiaries ("Seadrill")	—	107
Golar Wilhemsen, net	(738)	—
	(738)	89

(Payables to) receivables from related parties (excluding Golar Partners):

(in thousands of $)	March 31, 2015	December 31, 2014
Golar Wilhemsen	(434)	(1,394)

We used to transact business with the following parties, being companies in which World Shipholding, a major shareholder of Golar until September 2014, and companies associated with World Shipholding had a significant interest: Frontline, Ship Finance, Seatankers and Seadrill.

Net expense/income from Frontline, Seatankers and Ship Finance comprise fees for management support, corporate and insurance administrative services, net of income from supplier rebates and income from the provision of serviced offices and facilities.   Receivables and payables with related parties comprise primarily of unpaid management fees, advisory and administrative services.

As of March 31, 2015, we held a 60% ownership interest in Golar Wilhelmsen, which we account for using the equity method.  Golar Wilhelmsen recharges management fees in relation to provision of technical and ship management services. Amounts due to Golar Wilhelmsen are included within "trade accounts payable" in our consolidated balance sheet.

18.     OTHER COMMITMENTS AND CONTINGENCIES

Assets Pledged

(in thousands of $)	As of March 31, 2015	As of December 31, 2014
Book value of vessels secured against long-term loans	2,200,674	1,997,657

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

Douglas Channel LNG Assets Partnership claim

In May 2013, we provided a short-term loan of $12.0 million to Douglas Channel LNG Assets Partnership ("DCLAP") as part of the potential FLNG project in Douglas Channel, British Columbia. The General Partner of DCLAP is a company wholly owned by LNG Partner LLC ("LNGP"). The loan had a maturity date of September 30, 2013 and is secured by a general security agreement over the pipeline transportation capacity on the pipeline system that delivers natural gas to the area where the FLNG project is intended to operate.

In September 2013, LNGP filed for bankruptcy. We commenced legal proceedings against LNGP seeking to have a receiver appointed over the secured assets. As court proceedings progressed during 2014, the parties negotiated a reorganization plan where we were no longer a participant in the project but became a creditor. The reorganization plan, comprised of a new consortium of parties involved in the project, was finalized and approved by the Supreme Court of British Columbia in quarter ended December 31, 2014. We retain security of the assets until the project reaches final investment decision. Of the $12.0 million short-term loan, $5.0 million has been repaid to date. We continue to believe that we have strong arguments regarding our claim and the outstanding loan is recoverable, accordingly, as of March 31, 2015, we have not recorded any provision against the outstanding loan receivable.

Golar Viking related claim
In January 2011, Qatar Gas Trading Company Limited ("Nakilat") chartered the Golar Viking from us for a period of 15 months. In April 2012, the time charter party agreement was terminated early. On February 15, 2013, Nakilat formally commenced arbitration proceedings against us claiming damages of $20.9 million for breach of contract, including that of early termination of the charter. In December 2013, we did not record any provision as we believed that we had strong arguments to defend ourselves against such claims. Proceedings commenced in 2014 with the arbitration hearing timed for December 2014 or January 2015. During the course of the arbitration proceedings, the exchange of disclosure, witness statements and expert reports were completed in December 2014.
Following this and our legal counsel’s advice, we entered into compromise settlement discussions with the other parties. The compromise settlement was agreed in January 2015 for an amount of $14.5 million. We maintain defence and indemnity insurance for these types of claims. A contribution of $0.6 million was made by our insurers in relation to the claim. Accordingly, as of December 31, 2014, we recorded a provision of $13.9 million related to the claim of which $3.5 million was recognized in prior years. The claim was settled in January 2015.

19.    SUBSEQUENT EVENTS

In April 2015, we purchased the Nigeria LNG Ltd vessel LNG Abuja for a consideration of $20.0 million. In June 2015, we agreed the sale of the vessel LNG Abuja for $19.0 million. The sale was completed on July 6, 2015.

In May 2015, we declared a dividend of $0.45 per share in respect of the quarter ended March 31, 2015 which we paid on June 26, 2015. In addition, Golar Partners made a cash distribution of $0.5775 per unit in May 2015 in respect of the quarter ended March 31, 2015, of which we received $12.6 million of dividend income in relation to our common, subordinated and general partner units and IDRs held at the record date.

In May 2015, we signed a binding Heads of Terms with Ophir Energy plc for the provision of the FLNG vessel Gimi or an alternate FLNG vessel. The agreement will be structured as a 20-year tolling contract, commencing commercial operations in the first half 2019. We together with our partners Singapore's Keppel Shipyard Limited, or Keppel, and Black and Veatch, or B&V, committed to the conversion of the Gimi FLNG in December 2014. At full production, the vessel should have a contracted capacity of 2.2 million tonnes of LNG per annum, to be marketed by Ophir and GEPetrol. A final investment decision for the integrated Ophir, GEPetrol and Golar project is expected during the first half of 2016 following completion of a FEED study.

In June 2015, we announced the formation of a 50/50 joint venture with Stolt-Nielsen to pursue opportunities in small-scale LNG production and distribution. The joint venture will draw upon the logistics and small-scale LNG assets controlled by Stolt-Nielsen and the ocean-based LNG midstream assets controlled by Golar to provide a fully integrated LNG logistics service to consumers of natural gas. Stolt-Nielsen has also made a strategic investment in Golar through open market purchases, representing an ownership stake of approximately 2.3%.

In June 2015, we reached an agreement with Perenco Cameroon on the material terms and conditions for the development of a floating liquefied natural gas export project in Cameroon. These terms and conditions are defined under the Tolling Agreement which is still subject to approvals by SNH and the government of Cameroon, and these are expected to be completed in the third quarter of 2015.

In July 2015, we received an underwritten financing commitment from CSSC (Hong Kong) Shipping Co. Ltd, or CSSCL, in connection with a conversion financing and sale and leaseback transaction for the GoFLNG Hilli. The financing structure will fund up to 80% of the project cost and will be split into two phases. The first phase enables Golar to drawdown up to $700m from the facility to fund the ongoing conversion cost, once Golar has spent $400m of the estimated $1.2bn conversion cost and the tolling contract with Perenco and SNH have been ratified by the Cameroon government. The second phase is triggered upon the delivery of the converted GoFLNG Hilli from Keppel and the satisfaction of certain additional performance milestones and will allow for the drawdown of up to a further $260 million giving an aggregate $960 million representing 80% of the project cost. The financing has a tenor of 10-years, a 15 year amortization profile and contemplates the eventual sale of GoFLNG Hilli to Golar LNG Partners. The expected cost of the financing during the conversion period is 6.25%, while the long term financing is projected to cost less than 6% on a fully swapped ten year basis.

In July 2015, we executed agreements for conversion of the 126,000 cubic meter LNG carrier Gandria to a Golar floating liquefaction facility. The primary contract for the Gandria was entered into with Keppel. B&V will provide its licensed PRICO technology, perform detailed engineering and process design, specify and procure topside equipment, and provide commissioning support for the GoFLNG topsides and liquefaction process. To make the Gandria conversion contract effective, there are certain conditions which must be satisfied prior to September 21, 2015. Similar to the Gimi conversion contract, the Gandria conversion contract also provides beneficial cancellation provisions, which if exercised before December 2016, will allow termination of the contracts after deduction of a set cancellation fee.

In July 2015, we entered into a newbuilding contract with the Korean shipyard Samsung Heavy Industries Co Ltd for the construction of one FSRU and expected delivery in the last quarter of 2017. Upon signing of the construction agreement, the company proceeded to settle the first installment. Consistent with the Company’s other Samsung vessels, the contract features a milestone payment schedule with back-ended weighting on the delivery installment. This new vessel will be a sister vessel to the Golar Tundra with LNG storage of 170,000 cubic meter and a continuous regasification capacity of 500mmscfd (750 mmscfd peak) and was ordered to meet the requirements of a number of specific FSRU opportunities that we are currently pursuing.

In August 2015, we approved a unit purchase program under which the Company may purchase up to $25 million worth of Golar Partners outstanding units over the next 12 months. As of August 13, 2015, we have purchased $3.5 million worth of Golar Partners’ units, increasing our interest in Golar Partners from 30.0% as at June 30, 2015 to 30.3%.